AURORA GOLD CORPORATION
                          238 WEST 4TH STREET, SUITE 2
                      NORTH VANCOUVER, B.C., CANADA V7M 1H7
                                  ------------
                            TELEPHONE: (604) 687-4432
                            FACSIMILE: (604) 687-4709


                                                  February  2,  2006
U.S.  Securities  and  Exchange  Commission
100  F  Street  NE
Washington,  D.C.  20549
Attention:  Jason  Wynn
Mail  Stop:  6010


     RE: Aurora Gold Corporation-Registration Statement on Form SB-2 File No. 333-130379
          --------------------------------


Gentlemen:

     Aurora Gold Corporation (the "Company"), hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 9:00 am Tuesday, February 7, 2006, or as soon as practicable thereafter.

     In  connection  with  the  foregoing,  we  hereby  acknowledge  that:

  - Should the Securities and Exchange Commission (the "Commission") or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.
  - The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
  - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank  you  for  your  courtesy,  assistance  and  cooperation  in  this matter.

Very  truly  yours,

AURORA  GOLD  CORPORATION

By:     /s/  A.  Cameron  Richardson
        ----------------------------
Name:   A.  Cameron  Richardson
Title:  President